UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Castlight Health, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.0001

(Title of Class of Securities)

14862Q 10 0

(CUSIP Number)

Steve Wolosky, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 3, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14862Q 10 0

1	NAME OF REPORTING PERSON

Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,314,094
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,314,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,314,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 14862Q 10 0

1	NAME OF REPORTING PERSON

William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		337,064
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,314,094
PERSON WITH	9	SOLE DISPOSITIVE POWER

337,064
	10	SHARED DISPOSITIVE POWER

5,314,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,651,158
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

HC

3

CUSIP No. 14862Q 10 0

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 5,314,094 Shares owned directly by Raging Master is approximately $7,374,370, including brokerage commissions. Such Shares were acquired with the working capital of Raging Master.

The aggregate purchase price of the 337,064 Shares beneficially owned directly by Mr. Martin is approximately $234,890, including brokerage commissions. Such Shares were acquired with personal funds.

Raging Master effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 122,623,836 Shares outstanding as of February 22, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 24, 2021.

As of the close of business on March 4, 2021, each of Raging Capital and William C. Martin may be deemed to beneficially own the 5,314,094 Shares, constituting approximately 4.3% of the Shares outstanding, held by Raging Master by virtue of their relationships with Raging Master discussed in further detail in Item 2. As of the close of business on March 4, 2021, Mr. Martin also directly beneficially owns an additional 337,064 Shares which, together with the Shares held by Raging Master, constitutes approximately 4.6% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own. Without limiting the foregoing sentence, Raging Master specifically disclaims beneficial ownership of the securities of the Issuer held by it by virtue of its inability to vote or dispose of such securities as a result of the IMA.

4

CUSIP No. 14862Q 10 0

(b)       Raging Capital and William C. Martin may be deemed to share the power to vote and dispose of the Shares held by Raging Master. Mr. Martin has the power to vote and dispose of the Shares he directly beneficially owns.

(c)       Schedule B annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D. All of such transactions were effected in the open market.

(e)       The Reporting Persons have ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

5

CUSIP No. 14862Q 10 0

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2021	Raging Capital Management, LLC

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

6

CUSIP No. 14862Q 10 0

SCHEDULE B

Transactions in the Shares of the Issuer Since the Filing of Amendment No. 3 to the Schedule 13D

Class of Security	Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

RAGING CAPITAL MASTER FUND, LTD.
Common Stock	(250,000)	2.0185	03/02/2021
Common Stock	(1,000,000)	2.1874	03/03/2021
Common Stock	(24,931)	2.2515	03/04/2021
Common Stock	535,017	1.7480	03/04/2021